Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Business partners - supporting materials 6C
Letter/email to ntl Business Partners. For use on announcement day by ntl management.

Title: New Era for UK Cable

XX XXXX 2005

Dear XXXXX

Our Digital Future – Delivered Today

I’m delighted to inform you that ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider. This is an historic agreement for the UK cable industry.

Both ntl and Telewest have a long history of product innovation. The proposed acquisition will create a business with the scale and resources to build on this track record and fully exploit the unique capabilities of cable.

In addition, a unified, high speed communications network covering some 55 per cent of UK households and typically bringing fibre to within 500 meters of the home will provide a uniquely powerful platform for delivering the kind of interactive services that will characterise digital Britain.

As separate companies we’re already well known and successful in our own right. Together, we will invest in new technology and innovation, while bringing a single-minded focus on delivering the best services in the market.

The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed. This could take up to several months, depending on how we progress through the process. A copy of the press release, issued earlier today, can be found at www.ntl.com/mediacentre.

The OFT and OFCOM are aware of the transaction. Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly. The OFT will review the possible implications of the agreement and either approve the transaction or refer it to the Competition Commission for further consideration.

As an important business partner, I’d like to reassure you that it remains business as usual at ntl. Updated information will be available on www.ntl.com when key developments are announced.

Yours sincerely,

As you know, both NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated (“NTL”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER

RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.